UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

02030612

NO ACT
P.E 1-17-2002
1-05647

March 22, 2002

Bob Normile
Senior Vice President, General Counsel
and Secretary
Mattel, Inc.
333 Continental Boulevard
El Segundo, California 90245-5012

Act 1934
Section 14A-8
Rule
Public Availability 3/22/2002

PROCESSED
APR 23 2002
THOMSON
FINANCIAL

Re: Mattel, Inc.
Incoming letter dated January 17, 2002

Dear Mr. Normile:

This is in response to your letters dated January 17, 2002 and February 20, 2002 concerning the shareholder proposal submitted to Mattel by Robert D. Morse. We also have received a letter from the proponent dated January 23, 2002. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Martin P. Dunn
Associate Director (Legal)

Enclosures

cc: Robert D. Morse
212 Highland Ave.
Moorestown, NJ 08057-2717

Mattel, Inc.

Bob Normile
SENIOR VICE PRESIDENT
GENERAL COUNSEL & SECRETARY
Phone: (310) 252-3615
Fax: (310) 252-2567/3861

333 Continental Boulevard
El Segundo, California 90245-5012
Phone: (310) 252-2000
Telex: 188155 or 188170

January 17, 2002

Sent Via Overnight Mail/Fax (202) 942-9525

Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
450 Fifth Street, N.W.
Washington, DC 20549

Re: Mattel, Inc. -- Stockholder Proposal of Robert D. Morse

Ladies and Gentlemen:

Pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), we hereby give notice on behalf of Mattel, Inc., a Delaware corporation (the "Company") of its intention to omit from the proxy statement and form of proxy for the Company's 2002 Annual Meeting of Stockholders (together, the "2002 Proxy Materials") a proposal submitted by Robert D. Morse (the "2002 Proposal") by letter to the Company. A copy of that letter, dated September 27, 2001, is attached hereto as Attachment A.

With respect to the 2002 Proposal, the Company requests the concurrence of the staff of the Division of Corporation Finance (the "Staff") that it will not recommend enforcement action if the Company omits the 2002 Proposal from the 2002 Proxy Materials.

I. The 2002 Proposal

A copy of the 2002 Proposal and the supporting statement by Mr. Morse is included in Attachment A.

II. Reason for Omission

A proponent of a stockholder proposal is required by Rule 14a-8(h)(1) to attend the stockholder meeting to present the proposal, or alternatively to send a representative who is qualified under state law to present the proposal on the proponent's behalf. Rule 14a-8(h)(3) states that if the proponent (or his or her qualified representative) fails to appear and present the proposal, without good cause, the company will be permitted to exclude all of the proponent's proposals from its proxy materials for any meetings held in the following two calendar years.

Mr. Morse previously submitted a proposal (the "2000 Proposal") to be considered by the Company's stockholders at the Company's June 7, 2000 annual meeting of stockholders (the "2000 Annual Meeting"), and the 2000 Proposal was included as Proposal 6 in the Company's definitive proxy materials for the 2000 Annual Meeting.

Mr. Morse failed to appear at the 2000 Annual Meeting to present the 2000 Proposal, and he did not send a qualified representative to present his proposal on his behalf. Therefore, the Company is entitled to exclude all of the proponent's proposals from its proxy materials for any meetings held in 2001 and 2002.

The Staff had occasion to address this very issue last year, in connection with a stockholder proposal (the "2001 Proposal") submitted by Mr. Morse for consideration by the Company's stockholders at the Company's May 9, 2001 annual meeting of stockholders (the "2001 Annual Meeting"). In a letter dated January 18, 2001, the Company requested the concurrence of the Staff that it would not recommend enforcement action if the Company omitted the 2001 Proposal from the Company's proxy materials relating to the 2001 Annual Meeting. On March 9, 2001, the Office of Chief Counsel, Division of Corporation Finance, issued a response to the Company's no-action request, stating as follows:

> There appears to be some basis for your view that Mattel may exclude the proposal under rule 14a-8(h)(3). We note your representation that Mattel included the proponent's proposal in its proxy statement for its 2000 annual meeting, but that neither the proponent nor his representative appeared to present the proposal at this meeting. Moreover, the proponent has not stated a 'good cause' for the failure to appear. Under the circumstances, we will not recommend enforcement action to the Commission if Mattel omits the proposal from its proxy materials in reliance on rule 14a-8(h)(3).

A copy of the Staff's March 9, 2001 response is attached hereto as Attachment B.

Mr. Morse has never communicated to the Company any reason that might constitute good cause for his failure to appear at or send a representative to the 2000 Annual Meeting.

III. Conclusion

For the reason set forth above, the Company believes that it may omit the 2002 Proposal from the 2002 Proxy Materials. In accordance with Rule 14a-8(j) of the Exchange Act, we have enclosed six copies of this letter, including attachments. Please acknowledge receipt of the enclosed materials by date-stamping the enclosed receipt copy of this letter and returning it in the enclosed return envelope. If the Staff believes that it will not be able to take the no-action position requested above, we would appreciate the opportunity to confer with the Staff prior to the issuance of a negative response. The Company believes that the 2002 Proposal also may be excluded from the 2002 Proxy Materials on numerous substantive grounds, and would appreciate the opportunity to set forth these arguments in detail should the Staff find that it is unable to grant no-action relief to the Company on Rule 14a-8(h)(3) grounds. Please feel free to call the undersigned at (310) 252-3615 with any questions or comments regarding the foregoing.

Very truly yours,

Bob Normile
Senior Vice President and General Counsel

RN/mec
Attachments

cc: Mr. Robert D. Morse (w/attachments)

Attachment A

Letter from Mr. Morse dated September 27, 2001

Robert D. Morse
212 Highland Ave.
Moorestown, NJ 08057-2717

Ph: 856 235 1711

September 27, 2001

Office of The Secretary
Mattel Corporation
333 Continental Blvd.
Segundo, CA 90245-5012

Dear Secretary:

I wish to enter the enclosed proposal to be printed in the Year 2002 Proxy Material.

To qualify, I state that I am the owner of $2000.00 or more in Company stock, having held same over one year, and will continue to hold equity beyond the next Share-owner Meeting. I also plan to be represented at the meeting to present my Proposal.

Should the Company desire to change format this year as proposed, and notify me of such action, then the alternate proposal may be used for this year's insertion.

Thank you,
Robert D. Morse

Robert D. Morse

September 27, 2001

PROPOSAL

I, Robert D. Morse, 212 Highland Ave. Moorestown, NJ 08057-2717, owner of $2000.00 or more value of Company stock, wish to present the following proposal for printing in the Year 2002 Proxy material:

Management and Directors are requested to change the format of the Proxy Material in the two areas which are not fair to the shareowners: Remove the word "EXCEPT" and re-apply the word "AGAINST" in the Vote For Directors column. Remove the statement (if applicable) placed in the lower section announcing that all signed proxies but not voted as to choice will be voted at the discretion of Management.

REASONS:

This entirely unfair voting arrangement has benefited Management and Directors in their determination to stay in office by whatever means. Note that this is the only area in which an "AGAINST" choice is omitted, and has been so for about 15 years with no successful objections. Claiming of votes by Management is unfair, as a shareowner has the right to sign as "Present" and not voting, showing receipt of material and only preventing further solicitation of a vote.

FURTHER:

Since Management claims the right to advise an "AGAINST" vote in matters presented by Shareowners, I likewise have the right to ask for a vote "AGAINST" all Company select nominees for Director until directors stop the practice of excessive extra remuneration for Management other than base pay and some acceptable perks. THANK YOU.

ALTERNATE PROPOSAL SUBSTITUTE

{IF CHANGES MADE AS SUGGESTED FOR UPCOMING PROXY}

I, Robert D. Morse, 212 Highland Ave. Moorestown, NJ 08057-2717, owner of $2000,00 or more in Company stock, wish to present the following proposal for printing in the Year 2002 Proxy material:

I propose that since Management usually suggests that Shareowners vote "AGAINST" a proposal submitted by one or more of the shareowners, then said Shareowners should likewise vote "AGAINST" the Company nominees for Director until the Directors cease the compensation programs they in turn offer Management above salary and nominal perks.

Please vote "FOR" this Proposal and "AGAINST" the Director Proposal as a right. THANK YOU.

Robert D. Morse

Attachment B

Staff No-Action Response Dated March 9, 2001

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 9, 2001

Robert Normile
Senior Vice President and General Counsel
Mattel, Inc.
333 Continental Boulevard
El Segundo, California 90245-5012

Re: Mattel, Inc.
Incoming letter dated January 18, 2001

Dear Mr. Normile:

This is in response to your letter dated January 18, 2001 concerning the shareholder proposal submitted to Mattel by Robert D. Morse. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Martin P. Dunn
Associate Director (Legal)

Enclosures

cc: Robert D. Morse
212 Highland Ave.
Moorestown, NJ 08057

Mattel, Inc.

333 Continental Boulevard
El Segundo, California 90245-5012
Phone: 1 (310) 252-2000
Fax: 1 (310) 252-2180

January 18, 2001

Sent Via Overnight Mail/Fax (202) 942-9525

Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
450 Fifth Street, N.W.
Washington, DC 20549

Re: Mattel, Inc. -- Stockholder Proposal of Robert D. Morse

Ladies and Gentlemen:

Pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), we hereby give notice on behalf of Mattel, Inc., a Delaware corporation (the "Company") of its intention to omit from the proxy statement and form of proxy for the Company's 2001 Annual Meeting of Stockholders (together, the "Proxy Materials") the proposal submitted by Robert D. Morse by letter to the Company from Mr. Morse. A copy of that letter, dated November 2, 2000, is attached hereto as Attachment A.

With respect to the proposal submitted by Mr. Morse (the "Proposal"), the Company requests the concurrence of the staff of the Division of Corporation Finance (the "Staff") that it will not recommend enforcement action if the Company omits the Proposal from the Proxy Materials.

I. The Proposal

The Proposal would require, in its own words, that the "Officers and Directors consider the discontinuance of all bonuses immediately, and options, rights, SAR's, etc. after the termination of any existing programs for top management. I must also include any severance payment contracts, which overpay a person no longer of use, just to leave! This does not include any programs for employees." A copy of the Proposal and the supporting statement by Mr. Morse is included in Attachment A.

II. Reason for Omission

A proponent of a stockholder proposal is required by Rule 14a-8(h)(1) to attend the stockholder meeting to present the proposal, or alternatively to send a representative who is qualified under state law to present the proposal on the proponent's behalf. Rule 14a-8(h)(3) states that if the proponent (or his or her qualified representative) fails to appear and present the proposal, without good cause, the company will be permitted to exclude all of the proponent's proposals from its proxy materials for any meetings held in the following two calendar years.

Mr. Morse previously submitted a proposal to be considered by the Company's stockholders at the Company's June 7, 2000 annual meeting of stockholders, and the proposal was included as Proposal 6 in the Company's definitive proxy materials for the June 7, 2000 meeting (a copy of the pages of the proxy statement containing the proposal is included in Attachment B).

Mr. Morse failed to appear at the June 7, 2000 meeting to present Proposal 6, and he did not send a qualified representative to present his proposal on his behalf. Moreover, Mr. Morse has not communicated to the Company any reason that might constitute good cause for his failure to appear or send a representative. Instead, Mr. Morse made the following statement in the letter attached as Attachment A hereto:

> I wish to note that the non-attendance Rule of two years penalty before re-submitting has been contested by me with the SEC, and no ruling made. It is my contention that is unfair to expect me to spend several thousand dollars attending various meetings [multiple holdings] at far off sites from home, only to be allotted three minutes or more to repeat what the shareowners already have learned from reading the Proposal, with minimal gains possible on the votes obtained. Please disregard this Rule in your discussion, it is NOT mandatory, as I am thinking strongly of a U.S. District Court action against the S.E.C. to resolve this matter, among others, which could include those corporations objecting to my claim. Not an implied threat, either.

We know of no authority for Mr. Morse's contention that Rule 14a-8(h)(3) is not mandatory, nor does he provide any such authority in his letter. The mere fact that Mr. Morse may be contesting the Rule does not render the Rule invalid, and the Company is entitled to the protection of the Rule unless and until the Rule is determined to be invalid by an appropriate tribunal.

We furthermore note the Staff's issuance of the following recent no-action letters regarding omissions of Mr. Morse's shareholder proposals in instances in which Mr. Morse had failed to make appearances at annual meetings: Hudson United Bancorp, SEC No-Action Letter, 2000 WL 1762371 (November 28, 2000) and Lucent Technologies Inc., SEC No-Action Letter, 1999 WL 742430 (September 21, 1999) (citing additional similar no-action letters involving Mr. Morse).

III. Conclusion

For the reasons set forth above, the Company believes that it may omit the Proposal from the Proxy Materials. In accordance with Rule 14a-8(j) of the Exchange Act, we have enclosed six copies of this letter and Attachment A. Please acknowledge receipt of the enclosed materials by date-stamping the enclosed receipt copy of this letter and returning it in the enclosed return envelope. If the Staff believes that it will not be able to take the no-action position requested above, we would appreciate the opportunity to confer with the Staff prior to the issuance of a negative response. Please feel free to call the undersigned at (310) 252-3615 with any questions or comments regarding the foregoing.

Very truly yours,

Robert Normile
Senior Vice President and General Counsel

RN/mec
Attachments

cc: Mr. Robert D. Morse (w/attachments)

Attachment A

Letter from Mr. Morse

Robert D. Morse
212 Highland Ave.
Moorestown, NJ 08057-1717
Phone: 856 .235 1711

November 2. 2000

MATTEL, INC.

DEAR SECRETARY:

I am asking that the Company print the proposal as below in the Proxy Material for the Year 2001. I hold and will hold if possible until after the Meeting the required $2000,00 in stock. Though permitted by SEC Rules, it is nobody's business but ours how many shares are held.

PROPOSAL

I, Robert D. Morse, of 212 Highland Ave. Moorestown, NJ 08057-2717, wish to present the following proposal:

That the Officers and Directors consider the discontinuance of all bonuses immediately, and options, rights, SAR's, etc. after the termination of any existing programs for top management. I must also include any severance payment contracts, which overpay a person no longer of use, just to leave !

This does not include any programs for employees.

REASONS: Management and Directors are compensated enough to buy on the open market, just as You and I, if they are interested in the Company's success rather that cashing in as options etc., mature and they receive more year after year. Management is already well paid with base pay, life insurance, retirement plans, paid vacations, free use of vehicles, and other perks.

Options, rights, SAR's, are available elsewhere, and a higher offers induce transfers, not necessarily "attain and retain" qualified persons.

Who writes the objections to my proposal ? Is it not the same persons who nominate and pay the directors who in turn will provide Management these exorbitant extras above a good base salary ? These persons are not providing us entertainment on an individual choice basis, as do athletes, movie stars, and similar able performers.

"Align management with shareowners" is a repeated "line" to lull us as to continually increasing their take of our assets. Do we get any options to purchase at previous [presumed] lower rates, expecting prices to increase ?

After taxes, present base salaries are way above the $200,000.00 our President receives, plus lodging, and Management only looks after a Company, not the USA, and some of the world problems. If they filled out a daily work or production sheet, what would it show ? Please mark your ballet "FOR" this proposal.

If you saw a quarter on the ground, would you not pick it up ? SO, WHY NOT PICK UP BIG MONEY ? ! There are too many shareowners who just "don't understand or care". Take this copy to your librarian for a few days, perhaps along with some fruit; I'm sure he or she can digest both.

"ABSTAIN" and "EXCEPT" have been substitutes for "AGAINST" ON THE VOTE FOR DIRECTORS ONLY for over 12 years now as they are not deducted from "FOR", an intentional ploy to win seats.

THANK YOU !

Robert D. Morse

Robert D. Morse
212 Highland Ave.
Moorestown, NJ 08057-2717

Ph: 865 235 1711
E mail: RDM1711@Juno.com

November 2, 2000

GENERAL NOTICE

If there are any objections to printing as requested, I would appreciate contacting me prior to sending 6 copies and attending expense by going direct to the SEC for review. Also, using First Class Mail is acceptable over Special Delivery Systems.

I need no special treatment in correspondence, thanks.

I wish to note that the non-attendance Rule of two years penalty before re-submitting has been contested by me with the SEC, and no ruling made. It is my contention that is unfair to expect me to spend several thousand dollars attending various meetings [multiple holdings] at far off sites from home, only to be allotted three minutes or more to repeat what the shareowners already have learned from reading the Proposal, with minimal gains possible on the votes obtained.

Please disregard this Rule in your discussion, it is NOT mandatory, as I am thinking strongly of a U.S. District Court action against the S.E.C. to resolve this matter, among others, which could include those corporations objecting to my claim. Not an implied threat, either.

I also note that I am having little impact on the results of voting, due to a "don't care" response, which gives you plenty of leeway. Right ?

THANK YOU

Robert D. Morse

These rhymes are for stress relief.
Not part of the presentation.

BASE BALL

I never played professional baseball.
However, I wish to make a call:
That pitchers halt an intentional ball,
This is not fair to a batter at all.
They are denied a chance to strike,
Or make a hit, and take a hike.
If I were playing and it happens to me,
Here is what you likely see:
I'd step away from the base and swing,
Just to see the results it bring.
For just two swings, I'd take this pose,
For audience delight, who knows ?

Robert Dennis Morse
10-23-2000

LIP READING

A flier ahead of me was reading a book;
I happened to glance over and give a look.
Her lips moved softly as she read,
And I could follow what was said.
Whenever foul words came into view,
This is what I saw her do:
She just made motions with her lips,
And covered them with a series of blips.

Robert Dennis Morse
10-14-2000

BYE, MARY, BYE

Something unexpected happened as I entered the door,
A friend Florence rushed up, as happened before.
The music is tremendous, a voice hard to hear,
As her lips brushed my cheek, when she spoke in my ear:
" Sister Mary has died and was buried yesterday".
Those were the words I heard her to say.
Now Carl has been left with empty arms,
And we too, as she included all with her charms.
My friend asked for a rhyme in Mary's memory,,
And my mind went to work, immediately.
If you stand outside at night wherever you are,
Look up in the dark, and see, Mary has become a Star.
Robert Dennis Morse
10-11-2000


GADFLY

This rhyme is for stress relief.
Not a part of presentation

Dedicated To John J. Gilbert, An Early On

GADFLY

The Wall Street J referred to I,
By dubbing me as "A Gadfly".
If you look up the definition,
You may find two, not one description.
Each refers to an insect
That causes irritation in some respect.
It bothers animals of many kind,
Which brings some thought to mind:
Some executives are a grasping group,
Who hog company assets with a coup.
The S.E.C. Rules are bent so these
Can issue options as they please.
They can't stand my raising thunder,
Trying to stop their continual plunder.
So, I've earned a bit of respect,
Knowing a Gadfly is not only an insect.
I send yearly proposals they must print;
"Don't Care" shareowners hardly take a squint.

Robert Dennis Morse
10-21-2000

These rhymes are for stress relief.
Not part of the presentation.

ROCKET TRY

There's something about my ego.
Which hasn't yet begun to flow.
If I don't soon start, I'll never get to go
To all these "come on" parties, and glow.
The bait is: "Robert," this, or "Robert," that,
Language greetings that fall flat.
I know they want money, which is currency;
They're not getting mine, as you can see.
If I'm an acknowledged poet,
Then I'm the last to know it.
Yet, if it ever starts to fly,
My "ego" might rocket to the sky.

VOICE

When we speak, we have a choice,
In the volume of our voice.
There are urgent times which make one loud,
But to make a point, should be disallowed.
If we all talk at once, refuse to listen,
Who gets to know, what is missin' ?
So, why not tone it down a twit,
So our ears and tongue can rest a bit ?

THREE MINUTE GIG

I've been invited to three meets in a row,
And what happened, I'll let you know.
The first, I drove some forty miles,
And the Company Execs were all smiles.
Then I learned, there was placed some limits,
I could not talk beyond three minutes.
To arrive, I'd used an hour's time,
And was seated in back, which was fine.
When I spoke, the stockholders craned their neck,
To see my face, so I asked the chair to show respect,
And let me come down to the front,
Where a three minute talk was just an affront.
The next meeting was twice as far,
And I was given no opportunity to spar,
Just said a few words, and they cut the mike,
As much as to say: "Take a hike !"
The third was many miles from home,
So I chose not to travel or roam.
I made a call, since my seat was reserved,
And this is what I observed:
I stated that for three hundred or so,
A three minute speech was not the way to go.
Having been invited, I felt quite droll,
But the Company Management has control,
With all questions directed to the Chair,
The stockholders are not treated very fair.

Robert Dennis Morse

Attachment B

Text of Proposal Included in 2000 Proxy Statement

PROPOSAL 6
STOCKHOLDER PROPOSAL REGARDING MANAGEMENT COMPENSATION

Robert D. Morse, whose address is 212 Highland Ave., Moorestown, New Jersey 08057, has requested that the following proposal be included in this Proxy Statement. Mr. Morse has advised Mattel that he owns at least 977 shares of Mattel common stock. Mr. Morse's proposal and his related supporting statement are followed by a recommendation of the Board of Directors. The Board of Directors disclaims any responsibility for the content of the proposal and the statement in support of the proposal, which are presented in the form received from the stockholder.

The stockholder's proposal follows:

I propose that the Officers and Directors consider the discontinuance of all bonuses immediately, and options, rights, SAR's, etc., after termination of any existing programs for top management. I must also include discontinuance request of "Severance Contracts," which overpay a person no longer satisfactory to the Company, just to leave!

This does not include any programs for employees.

REASONS:

Management and Directors are compensated enough to buy on open market, just as you and I, if they are so motivated.

Management is already well paid with base pay, life insurance, retirement plans, paid vacations, free use of vehicles and other perks.

Options, rights, SAR's, are available elsewhere, and a higher offer would induce transfers, not necessarily "attain and hold" qualified persons.

Who writes the objections to my proposal? Is it not the same persons who nominate and pay the directors who in turn will provide Management these exorbitant extras above a good base salary? Shareowners should start reading and realizing that these persons are not providing them entertainment on an individual choice basis, as do athletes, movie stars, and similar able performers.

"Align management with shareowners" is a repeated ploy or "line" to lull us as to continually increasing their take of our assets. Do we get any options to purchase at previous [presumed] lower rates, expecting prices to increase?

After taxes, present base salaries are way above the $200,000.00 our President receives plus free lodging, and Management only looks after a Company, not the USA and some of the world problems. If they filled out a daily work or production sheet, what would it show?

Please vote "YES" for this Proposal

The Board of Directors unanimously recommends that stockholders vote AGAINST the stockholder's proposal for the following reasons:

Mattel has developed an executive compensation philosophy that is designed to encourage executives to make responsible business decisions which result in company performance that benefits Mattel stockholders. In establishing and evaluating the effectiveness of compensation programs for executive officers, as well as other senior executives, Mattel's Compensation/Options Committee is guided by three basic principles:

- Mattel must offer competitive salaries to be able to attract, retain and motivate highly-qualified and experienced executives and other management personnel;
- Executive cash compensation in excess of base salaries should be tied to company and individual performance; and
- The financial interests of Mattel's senior executives should be aligned with the financial interests of stockholders, primarily through stock option grants, restricted stock, the MIP and the LTIP.

Mattel also believes that our executive compensation program needs to be competitive with those of companies with which Mattel competes for executive talent. If it does not, Mattel will likely be less successful in attracting and retaining the executive talent it needs to be a market leader. This is especially significant now, considering Mattel's current search for a new Chief Executive Officer. To locate and hire qualified replacements, Mattel's compensation packages must be comprehensive, including competitive salaries, bonus plans, equity awards and, in some cases, severance arrangements. While such a compensation package will not always attract or retain qualified executives, Mattel believes that these types of compensation packages are a necessary and appropriate tool to use in seeking to maximize stockholder value.

Approval of this stockholder proposal requires the affirmative vote of the holders of a majority of the voting power of the shares of Mattel common stock and Special Voting Preferred Stock present in person or represented by proxy and entitled to vote at the annual meeting, voting together as one class. Unless marked to the contrary, proxies received will be voted against this proposal.

THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS A VOTE AGAINST THIS PROPOSAL.

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

March 9, 2001

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Mattel, Inc.
Incoming letter dated January 18, 2001

The proposal relates to the discontinuance of bonuses, options, rights, stock appreciation rights and severance payments.

There appears to be some basis for your view that Mattel may exclude the proposal under rule 14a-8(h)(3). We note your representation that Mattel included the proponent's proposal in its proxy statement for its 2000 annual meeting, but that neither the proponent nor his representative appeared to present the proposal at this meeting. Moreover, the proponent has not stated a "good cause" for the failure to appear. Under the circumstances, we will not recommend enforcement action to the Commission if Mattel omits the proposal from its proxy materials in reliance on rule 14a-8(h)(3).

Sincerely,

Jonathan Ingram
Special Counsel

Mattel, Inc.

Bob Normile
SENIOR VICE PRESIDENT
GENERAL COUNSEL & SECRETARY
Phone: (310) 252-3615
Fax: (310) 252-2567/3861

333 Continental Boulevard
El Segundo, California 90245-5012
Phone: (310) 252-2000
Telex: 188155 or 188170

RECEIVED
OFFICE OF CHIEF COUNSEL
CORPORATION FINANCE
02 FEB 22 AM 10: 05

February 20, 2002

Sent Via Overnight Mail / Fax (202) 942-9525

Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
450 Fifth Street, N.W.
Washington, DC 20549

SEC MAIL PROCESSING RECEIVED FEB 21 2002 WASH, D.C. 365 SECTION

Re: Mattel, Inc. –Stockholder Proposal of Robert D. Morse

Ladies and Gentlemen:

On January 17, 2002, I notified you of the intention of Mattel, Inc., a Delaware corporation (the "Company"), to omit from the proxy statement and form of proxy for the Company's 2002 Annual Meeting of Stockholders (together, the "Proxy Materials") the proposal submitted by Robert D. Morse on September 27, 2001 (the "Proposal"). Mr. Morse previously submitted a proposal to be considered by the Company's stockholders at the Company's June 7, 2000 annual meeting of stockholders, and that proposal was included in the Company's definitive proxy materials for that annual meeting. Mr. Morse failed to appear at that meeting to present that proposal. In my letter to you of January 17, 2002 (the "Request Letter"), I requested the concurrence of the staff of the Division of Corporation Finance (the "Staff") that it would not recommend enforcement action if the Company omitted the Proposal from the Proxy Materials pursuant to Rule 14a-8(h)(3).

The Company received a letter sent from Mr. Morse to the Staff, dated January 23, 2002 (the "Shareholder Response"). In the Shareholder Response Mr. Morse sets forth his belief that Rule 14a-8(h) is an unfair one and it should "be suspended pending adjustment for fairness."

The Company does not believe that Mr. Morse raises any substantive arguments in the Shareholder Response that require a response and continues to believe that it may exclude the Proposal from the Proxy Materials pursuant to Rule 14a-8(h)(3). The Company notes that Mr. Morse has made similar arguments in the past in circumstances where registrants have sought to exclude his proposals on Rule 14a-8(h)(3) grounds. The Staff has consistently rejected Mr. Morse's arguments and allowed exclusion. See Eastman Kodak Co. (Feb. 5, 2001); NCR Corp. (Jan. 8, 2001); Lucent Technologies Inc. (Sept. 21, 1999).

I am enclosing six copies of this letter. Please acknowledge receipt of the enclosed materials by date-stamping the enclosed receipt copy of this letter and returning it in the enclosed return envelope. If the Staff believes that it will not be able to take the no-action position requested above, I would appreciate the opportunity to confer with the Staff prior to the issuance of a negative response. Please feel free to call me at (310) 252-3615 with any questions or comments regarding the foregoing.

Very truly yours,

Bob Normile
Senior Vice President and General Counsel

cc: Mr. Robert D. Morse

Robert D. Morse
212 Highland Ave.
Moorestown, NJ 08057-2717

Ph: 856 235 1711
January 23, 2002

Office of the Chief Counsel
Division of Corporate Finance
Securities and Exchange Commission
450 Fifth Street, NW
Washington, DC 20549

Re: Letter from Mattel, Inc
Dated January 17, 2002

Ladies and Gentlemen:

In response to Mr. Normil'és request to delete my proposal from the 2002 proxy, I repeat my claims to similar requests in this manner:

SEC Rules 14a-8[h][1]—[3]—Requirement to attend or be represented at the meeting or be barred from presentation of a further proposal for two years, unless valid reason for non-attendance is given.

These rules are discriminatory, as Management uses Corporate Funds to attend and possibly for lodging, whereas the Proponent must underwrite their own travel to a site selected by Management. This could amount to hundreds or thousands of dollars each year.

Might a "valid reason" under these circumstances be: "That I would be crazy to spend that much money" after being allowed three whole minutes to present at two prior meetings I attended ?

Most proxies contain the request that voting be accomplished <u>before</u> the meeting, and there is little or no change to be accomplished by asking for new proxy by attendees.

It is my position that under these circumstances the "Rules" be suspended pending adjustment for fairness.

Incl. 6 Copies for SEC
1@ Mattel & Mr. Normile

Sincerely,

Robert D Morse

Robert D. Morse

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

March 22, 2002

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Mattel, Inc.
Incoming letter dated January 17, 2002

The proposal requests that Mattel make particular revisions to its proxy materials.

There appears to be some basis for your view that Mattel may exclude the proposal under rule 14a-8(h)(3). We note your representation that Mattel included the proponent's proposal in its proxy statement for its 2000 annual meeting, but that neither the proponent nor his representative appeared to present the proposal at this meeting. Moreover, the proponent has not stated a "good cause" for the failure to appear. Under the circumstances, we will not recommend enforcement action to the Commission if Mattel omits the proposal from its proxy materials in reliance on rule 14a-8(h)(3).

Sincerely,

Jonathan Ingram
Special Counsel